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                                                                    Exhibit 99.1

                                  RISK FACTORS

WE HAD APPROXIMATELY $3.6 BILLION OF INDEBTEDNESS AS OF JUNE 30, 2000, WHICH COULD RESTRICT OUR OPERATIONS AND MAKE US SUSCEPTIBLE TO ECONOMIC DOWNTURNS

At June 30, 2000, our total indebtedness was $3.6 billion. Our annual interest expense increased from $63.9 million in 1998 to $193.1 million in 1999. We estimate that our annual interest expense for the year 2000 will be approximately $325.1 million, assuming that we do not incur any additional indebtedness or refinance existing indebtedness.

If we are unable to generate sufficient cash from operations to service our indebtedness, we will be adversely affected. We historically have been unable to generate sufficient cash flow from operations to meet our operating needs and have relied upon financings to fund our operations. We cannot assure you that our business will generate cash flow from operations, or that future financings will be available, sufficient to fund our operations or satisfy our debt service or working capital requirements. Our leverage could adversely affect our ability to obtain additional financing for working capital, acquisitions or for other purposes. It could make us more susceptible to economic downturns, contractions in the general market availability of equity or debt financing and competitive pressures. Our leverage could also affect our liquidity as a substantial portion of available cash from operations must be applied to debt service requirements. In the event of a cash shortfall, we could be forced to reduce expenditures or forego potential acquisitions and other elements of our business plan to meet such requirements.

WE MAY CONTINUE TO INCUR SUBSTANTIAL LOSSES

Although revenue has increased each year from $84.4 million in 1996 to $554.7 million in 1999, we had net losses of $55.1 million, $46.0 million, $264.9 million and $433.9 million, and had negative EBITDA of $28.0 million, $21.2 million, $42.1 million and $24.2 million, for each of the years ended December 31, 1996, 1997 and 1998 and 1999, respectively. We may continue to have losses and negative EBITDA as we continue to integrate acquired companies and expand our global network operations.

Factors that cause our operating results to fluctuate include:

- general economic conditions and specific economic conditions in the Internet access industry;
-    user demand for Internet services and our other service offerings;
- timing and amount of capital expenditures, other costs and expenses of expanding our network;
- pricing changes, new product and new service introductions by us and our competitors;
- the mix of services sold and the mix of channels through which those services are sold;
- our ability to hire, retain and motivate highly skilled employees in a highly competitive market;
- delays in obtaining sufficient supplies or inability to obtain sufficient equipment from limited sources and telecom facilities; and
-    potential adverse legislative and regulatory developments.

As a strategic response to a changing competitive environment, we may elect from time to time to make pricing, service or marketing decisions that could have a material adverse effect on our

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business, results of operations and cash flow. As a result of these factors, we may continue to generate net losses and negative EBITDA.

THE TERMS OF OUR FINANCING ARRANGEMENTS MAY RESTRICT OUR OPERATIONS

Our equipment lease financing arrangements are secured by some of our assets. These financing arrangements require that we satisfy many financial covenants. Our ability to satisfy these financial covenants may be affected by events beyond our control. As a result, we cannot assure you that we will be able to continue to satisfy these covenants. Some of our financing arrangements also currently prohibit us from paying dividends and repurchasing our capital stock without consent. Our failure to comply with covenants and restrictions could lead to a default under the terms of these agreements. In the event of a default under these financing arrangements, our lenders would be entitled to accelerate the outstanding indebtedness and foreclose upon any assets securing that indebtedness. Lenders would also be entitled to be repaid from the proceeds of the liquidation of those assets before the assets would be available for distribution to the holders of our unsecured indebtedness.

WE PARTIALLY DEPEND ON THE CASH FLOWS OF OUR SUBSIDIARIES IN ORDER TO SATISFY OUR DEBT OBLIGATIONS

Our operating cash flow and consequently our ability to service our debt is partially dependent upon the ability of our subsidiaries to distribute their earnings to us in the form of dividends. We also depend on loans, advances or other payments of funds to us by our subsidiaries. If for some reason these funds were restricted, we would be adversely affected. Our subsidiaries are separate legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to our financing commitments or to make any funds available for that purpose. Our subsidiaries' ability to make payments may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries' financings, applicable law and other factors. Our subsidiaries' creditors generally will have priority to the assets of those subsidiaries over the claims, if any, that we may have against those assets and claims that holders of our indebtedness may indirectly have.

THE GROWTH OF OUR eCOMMERCE AND WEB HOSTING BUSINESS IS SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES

To successfully implement our business plan, we must continue to grow our Internet and eCommerce hosting business. In order to do so, we will need to locate and build Internet and eCommerce hosting centers. We cannot assure you that we can locate suitable sites to build these centers along a fiber path on a cost-effective basis. If we locate suitable sites, we will be subject to construction risks, such as cost overruns and delays, and possible difficulty in obtaining the hardware and telecommunications connectivity necessary to make the Internet and eCommerce hosting centers operational. Also, once completed we could experience difficulties in filling these centers to break even profit capacity. Given the growing competition in our industry, speed to market is a critical issue. To the extent we experience difficulties, delays and unexpected costs, we may be adversely affected.

OUR GROWTH AND EXPANSION MAY STRAIN OUR ABILITY TO MANAGE OUR OPERATIONS AND OUR FINANCIAL RESOURCES

Our rapid growth has placed a strain on our administrative, operational and financial resources and has increased demands on our systems and controls. We have more than 900 points of presence (POPs) and we plan to continue to expand the capacity of existing POPs as customer-

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driven demand dictates. In addition, we have completed a number of acquisitions of companies and telecommunications bandwidth. The process of consolidating the businesses and implementing the strategic integration of acquired businesses with our existing business may take a significant amount of time. It may also place additional strain on our resources and could subject us to additional expenses. We cannot assure you that our existing operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor our growth. Our continued growth and personnel turnover may also increase our need for qualified personnel. The competition for qualified personnel in our businesses is intense and we cannot assure you that we will be successful in attracting, integrating and retaining qualified personnel.

During the thirty months ended June 30, 2000 we acquired over 76 internet service providers and other businesses, including Transaction Network Services, Inc. (now PSINet Transaction Solutions) and Metamor Worldwide, Inc. (now PSINet Consulting Solutions). In order to successfully integrate these businesses into our own existing business, we need to expand and refine our management, personnel, accounting, information systems and other resources.

If we do not effectively expand our capabilities and deploy our resources to meet these needs, our business may be disrupted and adversely affected. Other risks include:

- Possible inability of management to incorporate into our existing service offerings new licensed or acquired technology and rights and new products and services such as information technology consulting services and eBusiness consulting services; and
- Possible impairment of relationships with employees, customers and suppliers as a result of changes in management.

We cannot assure you that we will be successful in overcoming these risks or other problems encountered in connection with acquisitions, strategic alliances or investments we make in other companies. Although we have assembled teams to help us integrate the businesses that we acquire, we cannot assure you that our integration process will be successfully accomplished. We may take charges or make adjustments to the depreciable lives of our assets as we integrate acquired companies and also seek to reduce our cost structure. Our inability to improve the operating performance of businesses we acquire or to integrate successfully the operations of those companies could have a material adverse effect on us. In addition, should we proceed with acquisitions in which the consideration consists of cash, a substantial portion of our available cash may be used for those purposes.

The purchase price of many of the businesses that might become attractive acquisition candidates for us likely will significantly exceed the fair values of the net assets of the acquired businesses. As a result, material goodwill and other intangible assets would be required to be recorded which would result in significant amortization charges in future periods.

In addition, an intangible asset that frequently arises in connection with the acquisition of a technology company is "acquired in-process research and development," which under present U.S. accounting standards must be expensed immediately upon acquisition. Such expenses, in addition to the financial impact of acquisitions, could have a material adverse effect on us and could cause substantial fluctuations in our quarterly and yearly operating results. Furthermore, in connection with acquisitions or strategic alliances, we could incur substantial expenses including the expenses of integrating the business of the acquired company or the strategic alliance with our existing business.

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Although we have been successful to date identifying acquisition candidates at prices we consider to be reasonable, we cannot assure you that this will continue. We expect that competition for appropriate acquisition candidates may be significant. We may compete with other telecommunications companies with similar acquisition strategies, many of which may be larger and have greater resources than we have. Competition for Internet companies is based on a number of factors including price, terms and conditions, size and access to capital, ability to offer cash, stock or other forms of consideration and other matters. We cannot assure you that we will be able to successfully identify and acquire suitable companies on acceptable terms and conditions.

OUR SUCCESS DEPENDS ON PROVIDING INCREASING BANDWIDTH TO CARRY MORE INFORMATION FASTER THAN OUR COMPETITORS, WHICH IS EXPENSIVE, REQUIRES US TO MAKE SIGNIFICANT FUTURE COMMITMENTS AND DEPENDS ON TECHNOLOGY THAT CAN BECOME OBSOLETE QUICKLY

At June 30, 2000, we were obligated to make future cash payments totaling $347.8 million for acquisitions of global fiber-based and satellite telecommunications bandwidth, including IRUs or other rights. In addition, if certain additional fiber-based bandwidth is delivered as expected in 2001, we will have additional payment obligations ranging from $120.0 to $180.0 million, depending on when the bandwidth is delivered. We also expect that there will be additional costs, such as connectivity and equipment charges to take full advantage of this acquired bandwidth and IRUs. Some of this fiber-based and satellite telecommunications bandwidth may require acquisition and installation of equipment necessary to access and light the bandwidth in order to make it operational. In addition, we anticipate making significant investments to acquire and build-out new Internet and eCommerce hosting centers in key financial and business centers throughout the world and to purchase other facilities. We have spent approximately $350 million during the six months ended June 30, 2000 and we expect to spend approximately $800 million on the construction of hosting centers through 2001. Additionally, in connection with our awards of external and local wireless licenses in Hong Kong, we have committed to invest approximately $385.8 million to build a next generation IP network in Hong Kong. If we do not provide bandwidth in amounts sufficient to compete effectively or satisfy customer needs our business will suffer.

OUR NETWORK IS SUSCEPTIBLE TO FAILURE, SHUTDOWN AND DISRUPTION

We have implemented many network security measures, such as limiting physical and network access to our routers. Nonetheless, our network infrastructure is potentially vulnerable to computer viruses, break-ins, denials of service and similar disruptive problems that could lead to interruptions in service to our customers. Third parties could also potentially jeopardize the security of confidential information stored in the computer systems of our customers. Any one of these disruptions could deter potential customers, result in loss of customer confidence and adversely affect our existing customer relationships. We also cannot assure you that we will not experience failures or shutdowns relating to individual POPs or even catastrophic failure of the entire network, whether because of an "act of God" or otherwise.

These disruptions may also result in claims against us or liability on our part. Such claims, regardless of their ultimate outcome, could result in costly litigation and could have an adverse effect on us or our reputation or on our ability to attract and retain customers for our products.

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WE MAY BE LIABLE FOR INFORMATION DISTRIBUTED ON OUR NETWORK

The law relating to liability of ISPs for information disseminated through their networks is not completely settled. A number of lawsuits have sought to impose such liability for defamatory speech, infringement of copyrighted materials and other claims. A U.S. Circuit Court of Appeals case held that an ISP was protected by a provision of the federal Communications Decency Act from liability for material posted on its system but this case may not be applicable in other factual circumstances. Other courts have held that online service providers and ISPs may, under some circumstances, be subject to damages for copying or distributing copyrighted materials. However, in an effort to protect certain qualified ISPs, the federal Digital Millennium Copyright Act provides qualified ISPs with a "safe harbor" from liability for copyright infringement. We have taken steps to qualify for the "safe harbor" but we cannot assure you that we will be found to have qualified, if challenged in court. In 1998, the federal Child Online Protection Act was enacted requiring limitations on access to pornography and other material deemed "harmful to minors." This legislation has been attacked in court as a violation of the First Amendment. We are unable to predict the outcome of this case at this time. The imposition upon ISPs or Web server hosts of potential liability for materials carried on or disseminated through their systems could require us to implement measures to reduce our exposure to such liability. Such measures may require that we spend substantial resources or discontinue some product or service offerings. Any of these actions could have an adverse effect on our business, operating results and financial condition.

The regulation and liability of ISPs regarding information disseminated through their networks is also undergoing a process of development in other countries. For example, a recent court decision in England held an ISP liable for certain allegedly defamatory content carried through its network under factual circumstances in which the ISP had failed to delete it when asked to do so by the complainant. Decisions, laws, regulations and other activities regarding regulation and content liability may significantly affect the development and profitability of companies offering on-line and Internet access services, including us.

One particular area of uncertainty in this regard results from the entry into effect of European Union Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data. The EU Directive imposes obligations in connection with the protection of personal data collected or processed by third parties. Under some circumstances, we may be regarded as subject to the EU Directive's requirements. The United States and the European Union currently are negotiating the application of the EU Directive to U.S. companies.

ASSERTING AND DEFENDING INTELLECTUAL PROPERTY RIGHTS MAY ADVERSELY IMPACT RESULTS OF OPERATIONS REGARDLESS OF THE OUTCOME

Competitors increasingly assert intellectual property infringement claims against each other. The success of our business depends on our ability to successfully defend our intellectual property. These types of claims may have a material adverse impact on us regardless of whether or not we are successful. From time to time, we have received claims that we have infringed rights of others. If a competitor were successful bringing a claim against us, our business might suffer. We cannot assure you that we will be successful defending or asserting our intellectual property rights.

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IN ORDER TO COMPETE EFFECTIVELY WE NEED TO CONTINUALLY DEVELOP NEW PRODUCTS AND
SERVICES THAT GAIN MARKET ACCEPTANCE AND KEEP THE CONFIDENCE OF OUR CUSTOMERS

We have introduced new enterprise service offerings, including value-added, IP-based enterprise communication services and DSL-based Internet access services. The failure of these services, particularly DSL-based services, to gain market acceptance in a timely manner could have an adverse effect on us. To the extent that new or enhanced services are introduced and are not reliable, or there are quality or compatibility problems, it could negatively impact market acceptance of such services and adversely affect our ability to attract or retain customers and subscribers. Our services may contain undetected errors or defects that could result in additional development or remediation costs and loss of credibility with our customers and subscribers.

Additionally, if we are unable to meet customer demand for network capacity, our network could become congested during peak periods. Congestion could adversely affect the quality of service we are perceived to provide. Conversely, due to the high fixed cost nature of our infrastructure, if our network is under-utilized, it could adversely affect our ability to provide cost-efficient services. Our failure to match network capacity to demand could have an adverse effect on us.

IF WE DO NOT CONTINUE TO EXPAND INTERNATIONALLY, OUR BUSINESS MAY SUFFER

A key component of our business strategy is our continued expansion into international markets. Revenue from our non-U.S. operations continues to increase as a percentage of consolidated results, comprising 51% of revenue for 1999. By comparison, our non-U.S. operations comprised 40% of revenue for all of 1998. We may need to enter into joint ventures or other strategic relationships with one or more third parties in order to conduct our foreign operations successfully. To the extent that we cannot do so, our business may be adversely affected. In addition, there are a number of risks involved with doing business abroad including:

o unexpected changes in or delays resulting from foreign laws, regulatory requirements, tariffs, customs, duties and other trade barriers;
o    difficulties in staffing and managing foreign operations;
o    longer payment cycles and problems in collecting accounts receivable;
o fluctuations in currency exchange rates and foreign exchange controls which restrict or prohibit repatriation of funds;
o    technology export and import restrictions;
o    delays resulting from customs brokers or government agencies;
o seasonal reductions in business activity during the summer months in Europe and other parts of the world; and
o potentially adverse tax consequences, which could adversely impact the success of our international operations.

Asia-Pacific and Latin American countries in which we operate have experienced economic difficulties and uncertainties during the past few years. Economic difficulties and uncertainties in varying regions of the world could also adversely affect us.

THE LOSS OF KEY MANAGEMENT PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON US

Our success is highly dependent upon the personal abilities of our senior executive management, which includes our Chairman of the Board and Chief Executive Officer and founder and our President and Chief Operating Officer. We have employment agreements with these individuals

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and other senior executive officers. The loss of the services of one or more of our senior executive officers could have a material adverse effect on us.

WE COULD BE ADVERSELY AFFECTED BY CHANGES IN SUPPLIERS OR DELAYS IN DELIVERY OF THEIR PRODUCTS AND SERVICES

From time to time, we are dependent on third party suppliers for our leased-line connections, or bandwidth and some hardware components. Some of these suppliers are or may become competitors. To the extent these suppliers increase prices, we may be adversely affected. Moreover, any failure or delay on the part of our network providers to deliver bandwidth to us or to provide operations, maintenance and other services with respect to such bandwidth in a timely or adequate fashion could adversely affect us.

In the case of hardware suppliers, although we attempt to maintain a minimum of two vendors for each required product, we are not always able to do so. Some components that we use to provide networking services are currently supplied only by one source. We have from time to time experienced delays in the receipt of hardware components and telecommunications facilities, including delays in delivery of Primary Rate Interface telecommunications facilities, which connect our dial-up customers to our network. A failure by a supplier to deliver such products and services on a timely basis, or the inability to develop alternative sources for such products and services, could adversely affect our business.

Periodic legislative and regulatory actions may affect the prices that we are charged by the regional bell operating companies and other bandwidth carriers, which could adversely affect our business.

WE ARE SUBJECT TO FOREIGN CURRENCY AND EXCHANGE RISKS

During the year ended December 31, 1999, 51% of our revenue was derived from operations outside the United States and 21% of our assets were located outside the United States. We anticipate that a comparable percentage of our future revenue and operating expenses will continue to be generated from operations outside the United States, including investment in foreign companies. Accordingly, we will be subject to significant foreign currency and exchange risks. Our obligations and those of our customers in foreign currencies will be subject to unpredictable and indeterminate fluctuations in the event that such currencies change in value relative to U.S. dollars. Furthermore, we and our customers may be subject to exchange control regulations which might restrict or prohibit the conversion of such currencies into U.S. dollars. Although we have not entered into hedging transactions to limit our foreign currency risks, as a result of the increase in our foreign operations and our issuance of euro-denominated indebtedness, we may implement such practices in the future. We cannot assure you that we will be successful in these activities or that they will not have an adverse effect on our financial condition.

WE ARE SUBJECT TO COMPETITIVE PRESSURES THAT MAY ADVERSELY IMPACT US

We face extremely competitive markets for our Internet connectivity and Web hosting services, our information technology consulting services, our eBusiness consulting services and our other product offerings. Our current and prospective competitors include national, regional and local ISPs, long distance and local exchange telecommunications companies, cable television and direct broadcast satellite providers, wireless communications providers, on-line service providers, information technology solutions providers and eBusiness solutions providers. While we believe that our network,

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products and customer service distinguish us from our competitors, some of these competitors have greater market presence, brand recognition, and financial, technical and personnel resources.

NEW REGULATIONS MAY ADVERSELY AFFECT US

Our activities subject us to varying degrees of federal, state and local regulation. The FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications carriers to the extent that they involve the provision, origination or termination of jurisdictionally interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they involve origination or termination of jurisdictionally intrastate communications.

Our Internet operations are not currently subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, the FCC has indicated that some services offered over the Internet, such as phone-to-phone IP telephony, may be functionally indistinguishable from traditional telecommunications service offerings and their non-regulated status may have to be re-examined. We are unable to predict what regulations may be adopted in the future, or to what extent existing laws and regulations may be found applicable, or the impact that any new or existing laws may have on our business. We cannot assure you that new laws or regulations relating to Internet services will not have an adverse effect on us. Although the FCC has decided not to allow local telephone companies to impose per-minute access charges on Internet service providers, and that decision has been upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. In addition, some telephone companies are seeking relief through state regulatory agencies. Such rules, if adopted, would affect our costs of serving dial-up customers and could have an adverse effect on us.

IF WE BECOME SUBJECT TO PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940, OUR BUSINESS OPERATIONS MAY BE RESTRICTED

We have significant amounts of cash invested in short-term investment grade and government securities. The Investment Company Act of 1940 places restrictions on the capital structure and business activities of companies registered under that Act. We have active business operations in the Internet industry and do not propose to engage in investment activities in a manner or to an extent which would require us to register as an investment company under the Investment Company Act of 1940. The Investment Company Act of 1940 permits a company to avoid becoming subject to it for a period of up to one year despite the holding of investment securities in excess of such amount if, among other things, its board of directors has adopted a resolution which states that it is not the company's intention to become an investment company. Our board of directors has adopted such a resolution that would become effective in the event we are deemed to fall within the definition of an investment company. If we were to be determined to be an investment company, our business would be adversely affected.

THE MARKET PRICE AND TRADING VOLUME OF OUR CAPITAL STOCK MAY BE HIGHLY VOLATILE

The market price and trading volume of our common stock and convertible preferred stock have been and may continue to be highly volatile. Factors such as variations in our revenue, earnings and cash flow and announcements of new service offerings, technological innovations, strategic alliances or acquisitions involving our competitors or price reductions by us, our competitors or providers of alternative services could cause the market price of our capital stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and

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volume fluctuations that particularly have affected technology-based companies and resulted in changes in the market prices of the stocks of many companies that have not been directly related to the operating performance of those companies. The broad market fluctuations have adversely affected and may continue to adversely affect the market price of our capital stock. In addition, fluctuating markets could adversely affect our ability to finance our requirements for acquisitions and working capital.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR COMMON STOCK

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our debt securities contain limitations on our ability to declare and pay cash dividends.

FORWARD LOOKING STATEMENTS

This Form 10-Q and our other filings with the Securities and Exchange Commission contain forward-looking statements. Forward-looking statements can be identified by the use of terminology such as "believes," "expects," "may," "will," "should," "anticipates" or similar words. These statements may discuss our future expectations or contain projections of our results of operations or financial condition or expected benefits to us resulting from acquisitions, investments or transactions. Actual results may differ materially from those expected. Factors that affect or may contribute to any differences include those discussed above in this Exhibit 99.1 to the Form 10-Q, in the section of the Form 10-Q entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other documents filed by us with the Securities and Exchange Commission.